UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ILLUMINA, INC.
(Name of Subject Company)

CKH ACQUISITION CORPORATION
ROCHE HOLDING LTD
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
________________

452327109
(Cusip Number of Class of Securities)

Beat Kraehenmann
Roche Holding Ltd
Grenzacherstrasse 124
CH-4070 Basel
Switzerland
Telephone: +41-61-688-4111
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Investor Update

Basel, 25 January 2012

Roche to host investor conference call regarding offer for Illumina, Inc.
We kindly invite investors and analysts to participate in a conference call that will be held on Wednesday, 25 January at 7:00 a.m. ET / 1:00 pm CET.

Investor conference call
There will be a conference call for investors and analysts on Wednesday, 25 January at 7:00 a.m. ET / 1:00 pm CET.
Please dial in to the conference call 10-15 min. prior to the scheduled start, using the following numbers:
+41 (0) 44 583 2844 (Europe and ROW)
+44 (0) 207 544 1375 (UK)
+1 866 652 5200 (USA toll-free)
Alternatively a live audio webcast can be accessed via http://ir.roche.com.

To expedite the registration process, you may pre-register for the event by clicking here.

A replay of the conference call will be available one hour after the conference call, for 48 hours. Access is by dialing:

+41 (0) 91 612 4330 (Europe)
+44 (0) 207 108 6233 (UK)
+1 (1) 866 416 2558 (USA)

and will be asked to enter the ID 17735 followed by the # sign.

Link for the presentation:

http://www.roche.com/irp120125.pdf

F. Hoffmann-La Roche Ltd	4070 Basel Switzerland	Investor Relations email: investor.relations@roche.com	Tel. +41 61 68-88880 Fax +41 61 69-10014 www.roche.com

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About Roche
Headquartered in Basel, Switzerland, Roche is a leader in research-focused healthcare with combined strengths in pharmaceuticals and diagnostics. Roche is the world’s largest biotech company with truly differentiated medicines in oncology, virology, inflammation, metabolism and CNS. Roche is also the world leader in in-vitro diagnostics, tissue-based cancer diagnostics and a pioneer in diabetes management. Roche’s personalised healthcare strategy aims at providing medicines and diagnostic tools that enable tangible improvements in the health, quality of life and survival of patients. In 2010, Roche had over 80’000 employees worldwide and invested over 9 billion Swiss francs in R&D. The Group posted sales of 47.5 billion Swiss francs. Genentech, United States, is a wholly owned member of the Roche Group. Roche has a majority stake in Chugai Pharmaceutical, Japan. For more information: www.roche.com.

All trademarks used or mentioned in this release are protected by law.

Additional information
Additional detail regarding the offer can be found on www.transactioninfo.com/Roche.

Contacts:

Roche Investor Relations
Dr. Karl Mahler	Dr. Nicolas Dunant
Phone: +41 61 68-78503	Phone: +41 61 68-70517
e-mail: karl.mahler@roche.com	e-mail: nicolas.dunant@roche.com

Dr. Nina Mojas	Dr. Sabine Borngräber
Phone: +41 61 68-71300	Phone: +41 61 68-88027
e-mail: nina.mojas@roche.com	e-mail: sabine.borngraeber@roche.com

Dianne Young	Elhan Webb
Phone: +41 61 68-89356	Phone: +41 61 68-89630
e-mail: dianne.young@roche.com	e-mail: elhan.webb@roche.com

Investor Relations North America
Thomas Kudsk Larsen	Nina Goworek
Phone: +1 650 467 2016	Phone: +1 650 467 8737
Mobile: +1 650 296 8268	e-mail: goworek.nina@gene.com
e-mail: larsen.thomas@gene.com

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Ekaterine Kortkhonjia Ph.D.
Phone: +1 650 467 5873
e-mail: kortkhonjia.ekaterine@gene.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THIS ANNOUNCEMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS SUCH AS “BELIEVES”, “EXPECTS”, “ANTICIPATES”, “PROJECTS”, “INTENDS”, “SHOULD”, “SEEKS”, “ESTIMATES”, “FUTURE” OR SIMILAR EXPRESSIONS OR BY DISCUSSION OF, AMONG OTHER THINGS, STRATEGY, GOALS, PLANS OR INTENTIONS. VARIOUS FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY IN THE FUTURE FROM THOSE REFLECTED IN FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT, AMONG OTHERS: (1) ECONOMIC AND CURRENCY CONDITIONS; (2) COMPETITIVE AND TECHNOLOGICAL FACTORS; AND (3) RISKS AND UNCERTAINTIES RELATING TO THE PROPOSED TRANSACTION.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ILLUMINA COMMON STOCK. THE SOLICITATION AND OFFER TO BUY ILLUMINA COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE AND RELATED MATERIALS WILL BE FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC), AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).

ROCHE WILL BE FILING A PROXY STATEMENT ON SCHEDULE 14A AND OTHER RELEVANT DOCUMENTS WITH THE SEC IN CONNECTION WITH ITS SOLICITATION OF PROXIES FOR THE 2012 ANNUAL MEETING OF ILLUMINA (THE “PROXY STATEMENT"). PROMPTLY AFTER FILING A DEFINITIVE PROXY STATEMENT WITH THE SEC, ROCHE WILL MAIL THE PROXY STATEMENT AND A PROXY CARD TO EACH ILLUMINA STOCKHOLDER ENTITLED TO VOTE AT THE 2012 ANNUAL MEETING. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE PROXY STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).

ROCHE HOLDING LTD, CKH ACQUISITION CORPORATION AND THE INDIVIDUALS NOMINATED BY CKH ACQUISITION CORPORATION FOR ELECTION TO ILLUMINA’S BOARD OF DIRECTORS (THE “ROCHE NOMINEES") MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM ILLUMINA STOCKHOLDERS FOR USE AT THE 2012 ANNUAL MEETING OF STOCKHOLDERS, OR AT ANY ADJOURNMENT OR POSTPONEMENT THEREOF. THE DIRECTORS AND EXECUTIVE OFFICERS OF ROCHE HOLDING LTD AND CKH ACQUISITION CORPORATION WHO MAY BE PARTICIPANTS IN THE SOLICITATION OF PROXIES HAVE NOT BEEN DETERMINED AS OF THE DATE OF THIS PRESS RELEASE. NO ADDITIONAL COMPENSATION WILL BE PAID TO SUCH DIRECTORS AND EXECUTIVE OFFICERS FOR SUCH SERVICES. INVESTORS AND SECURITY HOLDERS CAN OBTAIN ADDITIONAL INFORMATION REGARDING THE DIRECT AND INDIRECT INTERESTS OF THE ROCHE NOMINEES AND OTHER PARTICIPANTS BY READING THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE.

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